MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

November 15, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Drilling Expands Gold System at Miranda’s Redlich Project

Miranda Gold Corp. (‘Miranda”) is pleased to announce results from the remaining six holes drilled on its Redlich project in the Walker Lane mineral belt, Esmeralda County, Nevada.  These exploration holes were part of a fifteen hole, 10,975-foot (3,345-meter) reverse circulation drill program (holes R-75 through R-90) completed by Miranda’s joint venture partner Newcrest Resources Inc. (“Newcrest”).   Results from the earlier nine holes were reported on September 27, 2006.

Of particular note were intervals of 5 feet of 0.375 oz Au/t (1.5 meters of 12.85 g Au/t) within a 60-foot interval of 0.043 oz Au/t (18.3 meters of 1.47 g Au/t) in hole R-77, and 5 feet of 0.139 oz Au/t (1.5 meters of 4.77 g Au/t) and 5 feet of 0.191 oz Au/t (1.5 meters of 6.53 g Au/t) in hole R-90.  All significant drill intercepts (defined as any mineralization grading 0.010 oz Au/t or better over 5-foot lengths) are presented in the following table:

Hole Number

Interval   (ft)

Length (ft)

Grade (oz Au/t)

Length (m)

Grade (g Au/t)

155-215

  60

0.043

18.3

1.47

Includes

160-165

    5

0.375

  1.5

              12.85

240-275

  35

0.023

10.7

0.79

295-310

  15

0.014

  4.6

0.48

460-465

    5

0.012

  1.5

0.41

535-540

    5

0.013

  1.5

0.45

160-180

  20

0.015

  6.1

0.51

200-215

  15

0.013

  4.6

0.45

330-335

    5

0.028

  1.5

0.96

No significant assays

735-740

    5

0.011

  1.5

0.38

205-210

    5

0.013

  1.5

0.45

625-630

    5

0.033

  1.5

1.13

140-145

    5

0.139

  1.5

4.77

230-240

  10

0.011

  3.0

0.38

300-335

  35

0.010

10.7

0.34

820-825

    5

0.191

  1.5

6.53

Drilled intercept lengths only are reported. True widths cannot be estimated at this time.

Newcrest has now completed 61 drill holes totaling 37,564 feet (11,450 meters) on the project.  This third drill campaign continued to focus on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated or stockwork gold surrounding the high grade veins.  These results continue to verify the presence of both styles of gold mineralization.

Miranda updated a three-dimensional computer model with the 2006 drill information to illustrate possible vein trends.  Four inclined holes (R-77, R-73, R-1 and R-84) with intercepts 0.25 oz Au/t (8.6 g Au/t.) or greater infer the existence of a north 30 degree west-striking and 80 degree northeast-dipping “vein” zone.

This vein zone appears continuous along 1,230 feet (375 meters) of strike and remains open to the northwest and southeast and at depth.  The southeast projection of this “vein” zone is noteworthy because only three holes test a 3,940 foot (1,200 meters) distance between holes R-84 and R-43.  Both of these holes intersect bonanza gold grades including 5 feet of 0.44 oz Au/t (15.07 g Au/t) in R-84 and 5 feet of 1.35 oz Au/t (1.5m of 46.3 g Au/t) in R-43.

The 3D model also outlines a 985 foot east-west (300 meter) by 1,230 foot north-south (375 meter) envelope of >0.01 oz Au/t (0.340 g Au/t) mineralization surrounding the higher-grade “vein” zone.  This gold mineralization remains open to the west, southeast and south.  The potential quantity and grade is conceptual in nature as there has been insufficient exploration to define a mineral resource.

Drill samples were collected with a reverse circulation drill using five-foot sample intervals.  All samples were sent to ALS Chemex Inc. in Winnemucca, Nevada for sample preparation and analysis.  Gold results were determined using standard fire assay techniques on 30-gram samples with an atomic absorption finish.  Quality control/quality assurance (“QA/QC”) protocols are followed including the insertion of standards and blanks into the sample stream.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Golden Aria Corp. and Romarco Minerals Inc.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 604-689-1659.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.